SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)
of the Securities Exchange Act of 1934

CRA International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value
(Title of Class of Securities)
12618T105
(CUSIP number of class of securities)
Paul A. Maleh
Chief Executive Officer
CRA International, Inc.
200 Clarendon Street
Boston, Massachusetts 02116-5092
Telephone: (617) 425-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Peter M. Rosenblum, Esq. William R. Kolb, Esq. Stacie S. Aarestad, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, Massachusetts 02210 (617) 832-1000	Jonathan D. Yellin, Esq. CRA International, Inc. 200 Clarendon Street Boston, Massachusetts 02116 (617) 425-3000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$25,000,000	$2,727.50

*
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $25,000,000 in aggregate of up to 377,358 shares of common stock of CRA International, Inc. at the minimum tender offer price of $66.25 per share in cash.

**
The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
This Tender Offer Statement on Schedule TO relates to the tender offer by CRA International, Inc., a Massachusetts corporation (“CRA” or the “Company”), to purchase for cash up to $25,000,000 in value of shares of its common stock, no par value, at a purchase price, which will be not less than $66.25 nor greater than $76.00 per share, net to the seller of such shares in cash, less applicable withholding taxes and without interest, that it will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares so tendered and the prices specified by the tendering shareholders, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2021 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.
The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all of the items of this Schedule TO, as more particularly described below.
Item 1.   Summary Term Sheet.
The information set forth under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   The name of the issuer is CRA International, Inc. The address and telephone number of the issuer’s principal executive offices are: 200 Clarendon Street, Boston, MA 02116-5092, (617) 425-3000.
(b)   The information set forth under the heading “Introduction” in the Offer to Purchase is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a)   CRA is both the filing person and the subject company. The address and telephone number of CRA are set forth under Item 2(a) above. The names of the directors and executive officers of CRA are as set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”), and such information is incorporated herein by reference. The address of each director and executive officer of CRA is 200 Clarendon Street, Boston, MA 02116-5092.
Item 4.   Terms of the Transaction.
(a)   The material terms of the transaction set forth under the following headings and sections in the Offer to Purchase are incorporated herein by reference:
•
“Summary Term Sheet”;

•
“Introduction”;

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Section 1 (“Number of Shares; Odd Lots; Proration”);

•
Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•
Section 3 (“Procedures for Tendering Shares”);

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Section 4 (“Withdrawal Rights”);

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Section 5 (“Purchase of Shares and Payment of Purchase Price”);

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Section 6 (“Conditional Tender of Shares”);

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Section 7 (“Conditions of the Tender Offer”);

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Section 9 (“Source and Amount of Funds”);

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Section 10 (“Certain Information About Us”);

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Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”);

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Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•
Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b)   The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(e)   The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)   The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.
(b)   The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a)   The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
(b)   The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference. CRA has no alternative financing arrangements or plans relating to the Tender Offer.
(d)   The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
(a)   The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.
(b)   The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
(a)   The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.   Financial Statements.
(a)   Not applicable.   The consideration offered to shareholders consists solely of cash; the Tender Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and files its reports electronically on the EDGAR system.
(b)   The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
Item 11.   Additional Information.
(a)   The information set forth in the Offer to Purchase under Section 10 (“Certain Information About Us”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of CRA, no material legal proceedings relating to the Tender Offer are pending.
(c)   The information set forth in the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.
Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 8, 2021.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 8, 2021.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 8, 2021.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing the Tender Offer, dated March 8, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed on March 8, 2021).
(b)(1)	Amended and Restated Credit Agreement, dated as of October 24, 2017, by and among CRA International, Inc., CRA International (UK) Limited, CRA International (Netherlands) B.V., and CRA International Limited, as the Borrowers, Citizens Bank, N.A., as Administrative Agent, a Lender and an Issuing Bank, Bank of America, N.A., as a Lender and an Issuing Bank, and Santander Bank, N.A., as a Lender (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on October 26, 2017).
(b)(2)	Incremental Amendment to Amended and Restated Credit Agreement, dated as of January 12, 2021, by and among CRA International, Inc., CRA International (UK) Limited, CRA International (Netherlands) B.V., and CRA International Limited, as the Borrowers, Citizens Bank, N.A., as Administrative Agent and a 2021 Incremental Revolving Lender, and Bank of America, N.A., as a 2021 Incremental Revolving Lender (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on January 14, 2021).
(b)(3)	Amended and Restated Securities Pledge Agreement, dated as of October 24, 2017, by and between CRA International, Inc., as Pledgor, and Citizens Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on October 26, 2017).
(c)	Not applicable.

Exhibit No.	Description
(d)(1)	1998 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form S-1/A filed on April 3, 1998).
(d)(2)	Amended and Restated 2006 Equity Incentive Plan, as amended (incorporated by reference to Annex A to the Company’s definitive proxy statement filed on April 27, 2018).
(d)(3)	Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on April 27, 2006).
(d)(4)	Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan with Company Right of First Refusal (incorporated by reference to Exhibit 10.9 to the Company’s annual report on Form 10-K filed on February 12, 2009).
(d)(5)	Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.11 to the Company’s annual report on Form 10-K filed on March 2, 2012).
(d)(6)	Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.9 to the Company’s annual report on Form 10-K filed on March 15, 2017).
(d)(7)	Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.7 to the Company’s annual report on Form 10-K filed on March 12, 2018).
(d)(8)	Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to the Company’s annual report on Form 10-Q filed on August 2, 2018).
(d)(9)	Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed on April 27, 2006).
(d)(10)	Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan with Company Right of First Refusal (incorporated by reference to Exhibit 10.11 to the Company’s annual report on Form 10-K filed on February 12, 2009).
(d)(11)	Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.14 to the Company’s annual report on Form 10-K filed on March 2, 2012).
(d)(12)	Form of Restricted Stock Agreement for Employee or Independent Contractor Award under the 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the Company’s annual report on Form 10-Q filed on August 2, 2018).
(d)(13)	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s annual report on Form 10-K filed on February 8, 2007).
(d)(14)	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan with Stock Ownership Guidelines (incorporated by reference to Exhibit 10.16 to the Company’s annual report on Form 10-K filed on March 2, 2012).
(d)(15)	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.12 to the Company’s annual report on Form 10-K filed on March 15, 2017).
(d)(16)	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.14 to the Company’s annual report on Form 10-K filed on March 12, 2018).

Exhibit No.	Description
(d)(17)	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company’s annual report on Form 10-K filed on January 29, 2010).
(d)(18)	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan with Stock Ownership Guidelines (incorporated by reference to Exhibit 10.18 to the Company’s annual report on Form 10-K filed on March 2, 2012).
(d)(19)	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.15 to the Company’s annual report on Form 10-K filed on March 15, 2017).
(d)(20)	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.18 to the Company’s annual report on Form 10-K filed on March 12, 2018).
(d)(21)	Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company’s annual report on Form 10-K filed on January 29, 2010).
(d)(22)	Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan with Stock Ownership Guidelines (incorporated by reference to Exhibit 10.20 to the Company’s annual report on Form 10-K filed on March 2, 2012).
(d)(23)	Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.18 to the Company’s annual report on Form 10-K filed on March 15, 2017).
(d)(24)	Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.22 to the Company’s annual report on Form 10-K filed on March 12, 2018).
(d)(25)	CRA International, Inc. Cash Incentive Plan, as amended (incorporated by reference to Annex B to the Company’s definitive proxy statement filed on April 28, 2017).
(d)(26)	Form of Service Cash Awards Agreement under the Cash Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on December 12, 2016).
(d)(27)	Form of Performance Cash Awards Agreement under the Cash Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed on December 12, 2016).
(d)(28)	Summary of Director Compensation (incorporated by reference to Exhibit 10.28 to the Company’s annual report on Form 10-K filed on February 27, 2020).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CRA INTERNATIONAL, INC.
By:
/s/ Daniel Mahoney

Name:
Daniel Mahoney

Title:
Chief Financial Officer,
Executive Vice President and Treasurer

Dated: March 8, 2021